UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62967/September 22, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13999

In the Matter of   :
                                                              :
GEOTEC, INC.,   :
INNOPET BRANDS CORP.,   :   ORDER MAKING FINDINGS AND
MARBLEDGE GROUP, INC.   :   REVOKING REGISTRATIONS BY
  (n/k/a AR GROWTH FINANCE CORP.),   :   DEFAULT AS TO FOUR
PHLO CORP.,   :   RESPONDENTS, STAYING
PLIANT SYSTEMS, INC.,   :   PROCEEDING AS TO
SOUTHEAST BANKING CORP.,   :   SOUTHEAST BANKING CORP.,
TNX TELEVISION HOLDINGS, INC., and   :   AND POSTPONING HEARING
WESTPOINT STEVENS, INC.   :

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 10, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), and a hearing is scheduled for September 23, 2010. The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), by August 12, 2010. Respondents' Answers were due ten days from the date of service. See OIP at 4; 17 C.F.R. § 201.220(b). Only Respondent Marbledge Group, Inc. (n/k/a AR Growth Finance Corp.) (AR Growth), filed an Answer, and the time for filing has expired. The proceeding ended as to Phlo Corp. and Geotec, Inc., on August 27, 2010, and as to AR Growth on September 1, 2010. Geotec, Inc., Exchange Act Release Nos. 62779A, 62780, 62808.[1] On August 26, 2010, the Division filed Motions for Adjournment and Default (Motions). None of the four remaining Respondents has filed an opposition to the Motions, and the time for filing has expired. Accordingly, InnoPet Brands Corp. (INBC), Pliant Systems, Inc. (PLNS), TNX Television Holdings, Inc. (TNXT), and WestPoint Stevens Inc. (WSPTQ) are in default for failing to file an

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[1] Yesterday, the Division and the Chapter 11 Trustee for Southeast Banking Corp. (STBPQ) filed a Joint Motion for Stay (Joint Motion) based upon their agreement in principle to a settlement on all major terms. For Good Cause Shown, the proceeding will be stayed as to STBPQ to enable the Commission to consider the settlement offer. See 17 C.F.R. § 201.161(c)(2). The Division and STBPQ are reminded that this stay is contingent upon compliance with the deadlines set forth in 17 C.F.R. § 201.161(c)(2)(i). This Office shall be notified promptly if any of the deadlines are not met, at which time the stay would lapse. See 17 C.F.R. § 201.161(c)(2)(ii).

Answer to the OIP, to respond to a dispositive motion, or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

INBC (CIK No. 1018158) is a void Delaware corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). INBC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1998, which reported a net loss of $2,589,087 for the prior three months. As of August 5, 2010, the common stock of INBC was quoted on the Pink Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

PLNS (CIK No. 904898) is a void Delaware corporation located in Durham, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PLNS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of $14,644,428 for the prior six months. On May 1, 2001, PLNS filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of North Carolina, which was terminated on October 24, 2008. As of March 4, 2010, the common stock of PLNS was quoted on the Pink Sheets, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

TNXT (CIK No. 1156867) is a void Delaware corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TNXT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $8,178,596 for the prior nine months. As of August 5, 2010, the common stock of TNXT was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

WSPTQ (CIK No. 852952) is a Delaware corporation located in West Point, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WSPTQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2004, which reported a net loss of $91,512,000 for the prior nine months. On June 1, 2003, WSPTQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was still pending as of August 5, 2010. As of August 5, 2010, the common stock of WSPTQ was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

These four Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g).

Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, INBC, PLNS, TNXT, and WSPTQ failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of these four Respondents noted above.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of InnoPet Brands Corp., Pliant Systems, Inc., TNX Television Holdings, Inc., and WestPoint Stevens Inc. are hereby REVOKED;

IT IS FURTHER ORDERED THAT, pursuant to Commission Rule of Practice 161(c)(2), the proceeding is STAYED as to Southeast Banking Corp.; and

IT IS FURTHER ORDERED THAT, pursuant to Commission Rule of Practice 161(a)-(b), the hearing previously scheduled for September 23, 2010, is POSTPONED until October 14, 2010.

Robert G. Mahony
Administrative Law Judge